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Canwest partners with VANOC to deliver 2010 Winter Games information to Canadian doorsteps

Local voice to bring the spirit of the Games to communities across the country

VANCOUVER (April 23, 2008) –  As Canada’s Games draw closer, Canwest Publishing Inc. announced today that it is partnering with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (VANOC) to help inform and engage communities across the country as the Official Regional Newspaper Publisher for the 2010 Winter Games.

The sponsorship provides VANOC with greater regional advertising avenues through a value-in-kind allocation of print and online advertising in Canwest’s ten regional daily publications: The Gazette, Ottawa Citizen, Windsor Star, Regina Leader-Post, Saskatoon StarPhoenix, Calgary Herald, Edmonton Journal, Vancouver Sun, The Province, and Victoria Times Colonist. In turn, Canwest will receive exclusive rights in the regional newspaper publisher product/service category for the 2010 Winter Games in addition to the Canadian Olympic team for the Beijing 2008, Vancouver 2010 and London 2012 Games. The sponsorship is a marketing and advertising partnership and is independent of Canwest’s editorial coverage of the 2010 Winter Games.

“Our investment in the 2010 Winter Games is the largest sponsorship commitment in our history,” said Dennis Skulsky, President and Chief Executive Officer, Canwest Publishing Inc. “Our regional newspaper network is thrilled to play a key role in promoting one of the biggest events of our generation — right in our backyard — and we will continue to deliver comprehensive and objective coverage of the Games to our readers across the country.”

As part of the partnership, Canwest will produce a series of information guides designed to inform and educate the community about the 2010 Winter Games on programs such as transportation, ticketing, sports, and arts and culture.

“This partnership provides VANOC with top-notch communications vehicles that will enable us to share and celebrate the spirit of the 2010 Olympic and Paralympic Winter Games,” said John Furlong, VANOC Chief Executive Officer. “Canwest will continue with its excellence in objective editorial coverage of the Games. We are also very pleased to have their team on board to play a separate role in delivering important information about the Games to communities throughout our country.”

Today’s announcement was made in front of Canwest employees and guests at an event held at the Pacific Newspaper Group building in Vancouver, British Columbia, hosted by Dennis Skulsky, John Furlong and Kevin Bent, President and Publisher, Pacific Newspaper Group. The event also featured Vancouver 2010 mascots Miga, Sumi and Quatchi who made their 100th appearance since their introduction in November 2007.

About Canwest
Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A) an international media company, is Canada's largest media company. In addition to owning the Global Television Network, Canwest is Canada's largest publisher of paid English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, websites and radio stations and networks in Canada, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

About VANOC
VANOC is responsible for the planning, organizing, financing and staging of the XXI Olympic Winter Games and the X Paralympic Winter Games in 2010. The 2010 Olympic Winter Games will be staged in Vancouver and Whistler from February 12 to 28, 2010. Vancouver and Whistler will host the 2010 Paralympic Winter Games from March 12 to 21, 2010. Visit www.vancouver2010.com.

VANOC's marketing program is focused on securing mutually rewarding partnerships with shared values to generate sufficient revenue to host successful Winter Games in 2010 and to leave a financial legacy for sport. VANOC’s Worldwide TOP Partners include Coca-Cola, Atos Origin, GE, McDonald’s, Omega, Panasonic, Samsung and Visa. VANOC's National Partners are Bell Canada, Hbc, RBC Financial Group, GM Canada, Petro-Canada and RONA.

VANOC’s Official Supporters include Air Canada, BC Hydro, the British Columbia Lottery Corporation, Canadian Pacific, and the Insurance Corporation of British Columbia, Jet Set Sports, Ricoh Canada Inc., the Royal Canadian Mint and Teck Cominco Limited. VANOC’s Official Suppliers are 3M, Aquilini Investment Group, Birks, Britco, Canwest Publishing Inc., Dow Canada, EPCOR, Haworth Canada, Millennium Development Corporation, Nortel, Purolator, Saputo, Sun Microsystems of Canada, Tickets.com, TransCanada, Vancouver Airport Authority, Vincor Canada, Weston Bakeries and Workopolis.

For more information, please contact:
Canwest
Jamie Pitblado
jpitblado@png.canwest.com
Ph: 604.605.2316

VANOC
Katie Green
katie_green@vancouver2010.com
778.328.6473